Mail Stop 4561

January 5, 2006

James Parke
Vice Chairman and Chief Financial Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, Connecticut 06927

RE:	General Electric Capital Services, Inc.
Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed May 6, 2005
File No. 0-14804

Dear Mr. Parke,

	We have reviewed your letters filed on December 9, 2005 and December 14, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with your proposed disclosures related to comments 14, 18, and 27 from our letter dated November 16, 2005.







Sales of Subsidiary Stock

2. Please refer to prior comment 7. Considering that a market transaction is usually the best indicator of fair value, please provide us the analysis you performed in determining that the remainder of your investment in Genworth was not impaired. Also, tell us how you measured the loss recognized in connection with the
IPO of Genworth.

Note 1. Summary of Significant Accounting Policies

Revenues from Services (Earned Income), page 50

3. Please refer to prior comment 13 and provide us with a specific example of when you use information about cash flows beyond lease termination in estimating unguaranteed residual values and how these cash flows affect the carrying amount of your lease receivables.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) (Restated), page 58

4. Based on your response to prior comment 21 it remains unclear to us why we do not see any held for sale receivable activity in either the balance sheet or the statements of cash flows. It appears to us that you are securitizing receivables from your held to maturity portfolio and accounting for the cash flows as an investing activity.
The purpose of prior comment 21 was to illicit disclosure as to how, in view of your apparent on-going securitization activities of receivables in the held to maturity portfolio, you determined that you had both the intent and ability to hold those receivables to maturity or payoff under SOP 01-6. Accordingly, please revise to clarify.

September 31, 2005 Form 10-Q

5. Please refer to prior comment 32 and revise your disclosure in future filings to include a statement explaining how the supplemental segment information reconciles to the segment information or include additional line items that cause the supplemental segment information to clearly reconcile to the segment information.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested information. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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James Parke
General Electric Capital Services, Inc.
January 5, 2006
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